# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGI Inc, CIK 0002081206
CUSIP: G0118C105
Title of class of securities: Class A common shares, par value US$0.00005 each
Address of issuer's principal executive offices: RUA SERGIO FERNANDES BORGES SOARES,1000, PREDIO E1, CAMPINAS, Brazil (D5), 13054-709
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002127380

## Reporting persons
- Lumina Capital Management Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,045,726; sole dispositive power 0; shared dispositive power 8,045,726; aggregate amount beneficially owned 8,045,726 (13.7% of the class)
- LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,045,726; sole dispositive power 0; shared dispositive power 8,045,726; aggregate amount beneficially owned 8,045,726 (13.7% of the class)

## Item 1. Issuer
Name of issuer: AGI Inc
Address of issuer's principal executive offices: Rua Sergio Fernandes Borges Soares, 1000, Predio E1 Campinas, SP 13054-709 Brazil

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Statement") is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Lumina Capital Management Ltda. ("Lumina Capital") and

(ii) LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada ("Lumina FIP").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The principal addresses of the Reporting Persons are as follows:

(i) Lumina Capital -- Rua Prof. Atilio Innocenti, No. 165, 14th floor, Sao Paulo, CEP 04538-000, State of Sao Paulo, Brazil

(ii) Lumina FIP - Praia De Botafogo 501, 5th and 6th Floors, Botafogo, Rio de Janeiro, CEP 22250-040, State of Rio de Janeiro, Brazil
Citizenship: See row 4 of the cover pages to this Statement.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons own the following number of the Company's Shares:

(i) Lumina Capital owns of record no Class A common shares or 0.0% of the issued and outstanding Class A common shares.

(ii) Lumina FIP owns of record 8,045,726 Class A common shares or 13.70% of the issued and Class A common shares.

Lumina Capital serves as the investment manager of Lumina FIP. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Class A common shares that each owns of record. Each of the Reporting Persons disclaims ownership of the Class A common shares, except to the extent of their pecuniary interest therein.
Percent of class:
See row 11 of the cover sheet of each Reporting Person.

All calculations of percentage ownership herein are based on an aggregate of 58,700,711 Class A common shares outstanding as of February 10, 2026 as reported by the Issuer in the Final Prospectus relating to the initial public offering of AGI Inc dated February 10, 2026.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 13.70% Class A common shares that may be deemed to be owned beneficially by each of them.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 13.70% Class A common shares that may be deemed to be owned beneficially by each of them.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Lumina Capital Management Ltda.: /s/ Daniel Goldberg, Daniel Goldberg/Director (04/23/2026)
- LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada: /s/ Daniel Goldberg, Daniel Goldberg/Director (04/23/2026)